CONSTRUCTION LOAN AGREEMENT

THIS CONSTRUCTION LOAN AGREEMENT, made and entered into this 28 day of September, 2010, by and between MARTINS CREEK SOLAR NC, LLC (hereinafter referred to as "Borrower"), and NANTAHALA BANK & TRUST CO (hereinafter referred to as "Lender"):

WITNESSETH:

WHEREAS, Borrower has entered into that certain Site Lease dated December 28, 2009, by and between Cherokee County Board of Commissioners and Cherokee County Board of Education as Lessor and Solar Energy Initiatives, Inc., as assigned to MARTINS CREEK SOLAR NC, LLC, as Lessee ("Leased Premises");

WHEREAS, Lender has agreed to lend to Borrower the amount of ONE MILLION TWO HUNDRED TWENTY-TWO THOUSAND AND NO/100 DOLLARS ($1,222,000.00) (hereinafter referred to as the "Loan"), said Loan to be used by Borrower to construct and install all photovoltaic solar panels, utility grade inverter, all ground mounted solar panel racking equipment, and all other equipment and facilities constructed and installed on the Leased Premises, including but not limited to those items described in Exhibit "A" attached hereto and by reference made a part hereof (hereinafter referred to as "Improvements"); and

WHEREAS, Borrower and Lender wish to enter into this Agreement in order to set forth the terms and conditions of the disbursement of said construction loan to be made in accordance with the Loan Agreement;

NOW, THEREFORE, in consideration of the premises and the sum of TEN AND NO/100THS ($10.00) DOLLARS in hand paid by Lender to Borrower, the receipt and sufficiency of which are hereby acknowledged by Borrower, Borrower and Lender declare and agree as follows:

ARTICLE I

LOAN DOCUMENTS

Borrower has duly authorized, executed and delivered or caused to be delivered to Lender the following documents (hereinafter, together with this Agreement and any and all other instruments evidencing or securing said construction loan, being referred to as "Loan Documents"):

1.   Note. A promissory note (hereinafter referred to as "Note") of even date herewith, to the order of Lender, in the principal amount of ONE MILLION TWO HUNDRED TWENTY-TWO THOUSAND AND NO/100 DOLLARS ($1,222,000.00).

2.   Security Agreement. A Security Agreement of even date herewith conveying to Lender a first priority security interest in all photovoltaic solar panels, utility grade inverter, all ground mounted solar panel racking equipment, and all other equipment and facilities constructed and installed on the Leased Premises, including but not limited to those items described in Exhibit "A", wherever located and now owned or hereafter acquired;

3.   Uniform Commercial Code Financing Statements.   Uniform Commercial Code Financing Statements between the Borrower, as the Debtor, and the Lender, as the Secured Party.

4.   Other Documents.   All documents necessary to perfect Lender's first priority security interest as set forth in Paragraph 2 hereinabove.

ARTICLE II

COVENANTS OF BORROWER

Borrower hereby covenants and agrees with Lender as follows:

1.   Insurance.   To obtain such insurance or evidence of insurance as Lender may reasonably require, including but not limited to the following:

(a)   Hazard Insurance.   Fire and extended coverage insurance and such other hazard insurance as Lender may require with standard noncontributing mortgagee clauses and standard subrogation clauses, such insurance to be in such amounts and form and by such companies as shall be approved by Lender, and the originals of such policies (together with appropriate endorsements thereto, evidence of payment of premiums thereon and written agreement by the insurer or insurers therein to give Lender ten (10) days' prior written notice of intention to cancel) shall be promptly delivered to Lender; such insurance to be obtained immediately upon completion of construction of said Improvements with such insurance to be kept in full force and effect at all times thereafter until the payment in full of the loan evidenced by the Note.

(b)   Public Liability and Workmen's Compensation Insurance.   A certificate from an insurance company indicating that Borrower is covered by public liability and workmen's compensation insurance, in form and content satisfactory to Lender.

2.   Collection of Insurance Proceeds.   To cooperate with Lender in obtaining for Lender the benefits of any insurance or other proceeds lawfully or equitably payable to it in connection with the transaction contemplated hereby and the collection of any indebtedness or obligation of Borrower to Lender incurred hereunder.

3.   Application of Loan Proceeds.   To use the loan being made pursuant to the Loan Documents solely for the purpose of paying for the cost of construction of the Improvements and such incidental costs relative to such construction as may be approved, solely in the discretion of the Lender, from time to time in writing.

4.   Expenses.   Borrower will pay all costs and expenses incurred with respect to any and all transactions contemplated herein and the prosecution or defense of any action or proceeding relating to any transaction contemplated herein or affecting the Leased Premises or any other security given for the Loan, including (without limiting the generality of the foregoing) all title and conveyance charges, recording and filing fees and taxes, intangible taxes, escrow fees, insurance premiums (including title

insurance premiums); brokerage commissions, finder's fees, placement fees, court costs, surveyor's, photographer's, appraiser's, architect's, engineer's, Architect's, construction consultant, accountant's and reasonable attorney's fees; and Borrower will reimburse Lender for all expenses paid to third parties of the nature described in this paragraph which have been or may be incurred by Lender with respect to any and all of the transactions contemplated herein. In addition, Borrower will indemnify Lender for all costs and expenses incurred by Lender with respect to all transactions contemplated hereby as a result of any changes in taxation or other regulation applicable to Lender. Lender may pay or deduct from the Loan proceeds any of such costs and expenses and any Loan proceeds so applied shall be deemed advanced under this Agreement and secured by the Security Agreement and UCC Financing Statements. The obligations of Borrower to indemnify Lender hereunder shall survive the repayment by Borrower of all other amounts owed to Lender hereunder.

5. Commencement and Completion of Construction. The Borrower shall take commercially reasonable action to cause the General Contractor to commence construction of the Improvements within ten (10) days from the date of this Agreement; to diligently pursue said construction to completion; and to supply such moneys and to perform such duties as may be necessary to complete the construction of said Improvements in full compliance with all terms and conditions of the Loan Documents, all of which shall be accomplished on or before December 31, 2010 and without liens, claims or assessments (actual or contingent) asserted against the Leased Premises for any material, labor or other items furnished in connection therewith, and all in full compliance with all construction, use, building, zoning and other similar requirements of any pertinent governmental jurisdiction; evidence of satisfactory completion with all of which Borrower will provide to Lender upon request therefor by Lender.

6. Right of Lender to Inspect Leased Premises. To permit Lender and its representatives and agents to enter upon the Leased Premises and to inspect the Improvements and all materials to be used in the construction thereof and the right to inspect all books, contracts and records of Borrower relating to the Improvements; provided, however, that this provision shall not be deemed to impose upon Lender any obligation to undertake such inspections.

7. Correction of Defects. To promptly correct any defect in the Improvements or any departure not previously approved by Lender. The advance of any loan proceeds shall not constitute a waiver of Lender's right to require compliance with this covenant.

8. Books and Records. To keep and maintain proper and accurate books, records and accounts reflecting all items of income and expense of Borrower in connection with the Leased Premises and the construction thereon; and, upon the request of Lender, to make such books, records and accounts immediately available to Lender for inspection or independent audit.

9. Notification of Claims by Subcontractors and Materialmen. To advise Lender immediately, and in writing, if Borrower receives any notice, written or oral, from any laborer, subcontractor or materialmen to the effect that said laborer or materialman has not been paid when due for any labor or materials furnished in connection with the construction of the Improvements.

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10.   Additional Covenants of Borrower:

(a) Borrower shall not mortgage, assign, or otherwise dispose of or encumber its interest in the Leased Premises, or any part thereof, or the income stream therefrom, or permit any such action to be taken.

(b) Borrower shall upon demand of Lender correct any defect in the Improvements or any departure from the Plans not approved in accordance with this Agreement, and the advance of any Loan proceeds shall not constitute a waiver of the right of Lender to have corrected any such defects or departures.

(c) Borrower will promptly advise Lender in writing of (i) all litigation affecting Borrower or any part of the Leased Premises, the adverse determination of which would materially affect Borrower's ability to repay the Loan or otherwise perform hereunder, and (ii) all complaints and charges made by any Governmental Authority affecting the Leased Premises or affecting Borrower or its business which may delay or require changes in the construction of the Improvements or impair the security of Lender.

(d) If Borrower creates or suffers to exist any choate mechanic's, materialman's, laborer's or other such liens which encumber title to the Leased Premises, whether superior or inferior to the Loan Documents, Borrower will promptly, and at its own cost and expense, (a) pay the underlying claim in full or take such other action so as to cause same to be released or bonded to Lender's satisfaction; and (b) within five (5) days from the date of such claim, lien or security interest is asserted, give Lender notice of such claim, lien or security interest. Such notice shall specify who is asserting such claim, lien or security interest and shall detail the origin and nature of the underlying facts giving rise to such asserted claim, lien or security interest.

(e) Borrower agrees upon demand of Lender to do any act or execute any additional documents (including, but not limited to, security agreements on any personalty owned by Borrower included or to be included in the Leased Premises) as may be required by Lender to confirm the Lien of the Security Agreement and UCC Financing Statements or other agreement securing the Loan or to comply with any of the conditions contained in the Loan Documents.

(f) Borrower shall duly observe all of the covenants, agreements and conditions on its part to be performed and observed hereunder and under any and all other agreements and instruments herein mentioned to which Borrower is a party, and Borrower shall not, surrender, terminate, cancel, rescind, supplement, alter, revise, modify, or amend any such other agreement or instrument or permit any such action to be taken.

ARTICLE III
METHOD AND CONDITIONS OF
DISBURSEMENT OF LOAN PROCEEDS

Lender agrees to make disbursements to Borrower against the Note up to the full principal amount thereof, in accordance with a cost breakdown furnished to and approved by Lender, and in accordance with the following procedure:

1.   Request for Advance. At such time as Borrower shall desire to obtain, subject to the other requirements hereof, a disbursement of any portion of the loan proceeds, Borrower and Lender's inspector shall complete, execute and deliver to Lender a request for an advance ("Draw Request") on the Lender's standard form certificate of payment which shall provide for retainage in such amounts as Lender, in its sole discretion, shall deem appropriate, but not to exceed ten percent (10%).

2.   Evidence of Progress of Construction. Said draw request shall, upon the request of Lender, be accompanied by evidence in form and content satisfactory to Lender, including but not limited to certificates and affidavits of Borrower or such other person as Lender may require, showing:

(a)   written certification from Borrower that all requirements of this Agreement have been complied with, together with an estimate by Borrower of the costs of construction theretofore and then incurred and the cost of completing the construction of the Improvements (with such supporting details as Lender may require);

(b)   written certification from the Lender's inspector or construction consultant ("Inspector") approving such Draw Request and certifying (i) that the Inspector has inspected the Leased Premises (ii) that the Loan funds requested are to be applied to costs in connection with the construction and equipping of the Improvements, and (iii) as to such other information as Lender may from time to time require;

(c)   that all outstanding claims for labor, materials and fixtures have been paid;

(d)   that there are no liens outstanding against the Leased Premises except for Lender's security interest, other than inchoate liens for property taxes not yet due;

(e)   that Borrower has complied with all of Borrower's obligations, as of the date thereof, under the Loan Documents;

(f)   that all funds previously disbursed by Lender have been applied directly to the cost of the construction of the Improvements or such other incidental costs as Lender shall have approved in writing;

(g)   that copies of all bills or statements for expenses for which the advance is requested are attached to said draw request; and

(h)   that all change orders have been approved in writing by Lender.

3.   Conditions of Lender's Obligation to Make Advances After the First Advance. Lender's obligation to make any advance of Loan proceeds after the first advance shall be subject to the satisfaction of each of the following conditions as well as all of the other terms and conditions of this Agreement:

(a)   all conditions for the first advance of the Loan shall have been satisfied as of the date of each subsequent advance.

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(b)   no Default or Event of Default (as hereinafter defined) shall have occurred; provided, however, that Lender may in its sole discretion make advances notwithstanding the existence of such a Default or Event of Default, and any advance so made shall be deemed to have been made pursuant to this Agreement but shall not constitute a waiver of or consent to such Default or Event of Default.

(c)   all materials and fixtures incorporated in the construction of the Improvements shall have been purchased so that the absolute ownership thereof shall have vested in Borrower immediately upon delivery thereof to the Leased Premises, and Borrower shall have produced and furnished the contracts, bills of sale or other agreements under which title thereto is claimed.

(d)   all instruments relating to each advance and all proceedings taken on or prior to each advance in connection with the performance of this Agreement shall be satisfactory to Lender, and Lender shall have been furnished with such documents, reports, certifications, affidavits, and other information, in form and substance satisfactory to Lender, as Lender may require to evidence compliance by Borrower with all of the provisions of this Agreement.

(e)   Lender shall have been furnished with a Draw Request.

4.   Conditions Precedent to Final Disbursement. The final disbursement hereunder shall be disbursed only upon compliance with the following requirements (in addition to the requirements for all other disbursements).

(a)   evidence of the approval of all appropriate Governmental Authorities of the Improvements in their entirety as being complete as to construction to the extent any such approval is a condition to the lawful use and occupancy of the Improvements.

(b)   the accurate and complete certification of the Inspector and the Borrower that the Improvements have been completed and that direct connection has been made to all appropriate utility facilities.

(c)   the occurrence of all conditions required by Lender to deem the construction of the Improvements to have been completed or substantially completed.

5.   Notice and Frequency of Disbursements. The Lender shall have no duty or obligation to make any disbursements until the tenth (10th) day after the Lender has received an approved draw request and other information or documentation required by the Lender. All disbursements shall be made no more frequently than every two (2) weeks and shall be made to the Borrower. All inspections are required to have been completed within three (3) days prior to any draw request. All disbursements shall be made at the principal office of Lender or at such other place as Lender may designate in writing.

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6.   Advances.

(a)   Procedures outlined in this Agreement for disbursements of Loan proceeds will not be deemed in any way to limit Lender's ability, in its sole discretion, to advance Loan funds without Borrower's submitting a Draw Request in the event of a Default as provided for hereinafter or to apply any of the Loan proceeds, regardless of whether a Draw Request is submitted therefor, as may be necessary, in Lender's sole discretion, to protect the collateral for the Loan or to protect the priority of its security interest therein; and any such use of the Loan proceeds shall become a part of the outstanding principal amount of the Promissory Note and shall be secured by the Loan Documents securing the Loan.

(b)   No advance of Loan proceeds hereunder shall constitute a waiver of any of the conditions to Lender's obligations to make further advances nor, in the event Borrower is unable to satisfy any such condition, shall any such advance have the effect of precluding Lender from thereafter declaring such inability to be a Default or Event of Default hereunder. No advance of any Loan proceeds shall be deemed to be an approval or acceptance by Lender of work done toward the completion of construction, erection and equipping of the Improvements.

7.   Default.   Under no circumstances shall Lender be obligated to honor any Draw Request or otherwise make any disbursements of any of the Loan proceeds if there is a Default or Event of Default hereunder or if all conditions to such advance have not been strictly satisfied in accordance with the terms hereof.

ARTICLE IV

DEFAULTS

An event of default shall be deemed to have occurred hereunder if any of the following occurs and, if such event of default is subject to cure, Borrower has failed to cure such event of default as provided in Section 17 (an "Event of Default"):

1.   Default Under Loan Documents. Any default or event of default shall occur under this Agreement, or under any of the Loan Documents which shall include a failure by Borrower to pay when due any amount owing under any of the Loan Documents;

2.   Breach of Covenant or Condition. Borrower breaches or fails to perform, observe or meet any covenant or condition made in any of the Loan Documents;

3.   Breach of Representation or Warranty. Any representation or warranty made or agreed to be made in any of the Loan Documents, shall be breached by Borrower or shall prove to be materially false or misleading;

4.   Filing of Liens Against the Leased Premises. Any lien for labor, material, taxes or otherwise shall be filed against the Leased Premises or any part thereof and not be removed within thirty (30) days thereafter;

5.   Litigation Against Borrower. Any suit shall be filed against Borrower of the construction loan which, if Lender concludes after investigation is substantially likely to be adversely determined, could reasonably be expected to substantially impair the ability of Borrower to perform each and every one of its obligations under and by virtue of the Loan Documents;

6.   Bankruptcy of Borrower. Borrower of the loan commits any act of bankruptcy; or any proceeding under bankruptcy laws or other laws of general application to creditors be brought by or against Borrower and the same be not dismissed within thirty (30) days;

7.   Insolvency of Borrower. In any legal proceeding Borrower of the Loan is alleged to be insolvent or unable to pay Borrower's debts as they become due, and the same be not dismissed within thirty (30) days;

8.   Assignment for the Benefit of Creditors. Borrower of the loan shall make a general assignment for the benefit of creditors;

9.   Personal Property Placed in Improvements. Borrower executes (other than to Lender) any conditional bill of sale, chattel mortgage, security agreement or other security instrument covering any materials, fixtures or articles intended to be incorporated in the Improvements or the appurtenances thereto, or covering articles of personal property placed in the Improvements, or a financing statement publishing notice of such security instrument shall be filed, or if any of such materials, fixtures or articles shall not be purchased so that the ownership thereof shall vest unconditionally in Borrower, free from encumbrances other than to Lender, on delivery at the Leased Premises, or if Borrower shall not produce to Lender upon demand the contracts, bills of sale, statements, receipted vouchers or agreements, or any of them, under which Borrower claims title to such materials, fixtures and articles; or

10.   Completion of the Improvements. The Improvements, in the judgment of the Lender, are not or cannot be completed on or before the Completion Date for any Improvements or insufficient funds remaining undisbursed under the Loan to complete the Improvements; or

11.   Abandonment or Cessation of Construction. Construction of the Improvements shall be abandoned or shall cease and not be resumed within fifteen (15) days thereafter;

12.   Failure to Disprove Default. Lender shall reasonably suspect the occurrence of one or more of the events of default described herein, and Borrower, upon request of the Lender, shall fail to provide evidence reasonably satisfactory to Lender that such event or events of default have not in fact occurred;

13.   Adverse Change. The occurrence of any material adverse change in the condition of Borrower, financial or otherwise, from the condition shown by Borrower's financial statement; or

14.   Representations in Loan Applications. Except as may be otherwise required, the Leased Premises and all other features of the subject loan transaction shall differ in any adverse material way from the representations of Borrower made in Borrower's loan applications to Lender.

15.   Default. Prior to any event being a Default under this Agreement or any of the Loan Documents, (i) Lender shall give written notice to Borrower of a monetary default hereunder, and Borrower shall have a period of ten (10) days thereafter to cure such monetary default, and (ii) Lender shall give written notice to Borrower of a non-monetary default hereunder and Borrower shall have a period of fifteen (15) days thereafter to cure such non-monetary default (provided, however, that the Lender shall have no obligation to provide more than three (3) written default notices to the Borrower, within any given calendar year).

ARTICLE V

REMEDIES OF LENDER

Upon the occurrence of any one or more of the events of default set out herein hereof, Lender shall at its option be entitled, in addition to and not in lieu of, the remedies provided for in the Note, or other Loan Documents, to proceed to exercise any one or more of the following remedies:

1.   Default Constitutes Default Under Loan Documents. Borrower agrees that the occurrence of such event of default hereunder shall constitute a default under each of the Loan Documents, thereby entitling Lender (i) to exercise any of the various remedies therein provided, including the acceleration of the indebtedness evidenced by the Note and the foreclosure of the Loan Documents and (ii) to cumulatively exercise all other rights, options and privileges provided by law or in equity.

2.   Right of Lender to Assume Possession and Complete Construction. Upon an Event of Default, Borrower agrees, upon the request of Lender, to vacate the premises and permit Lender:

(a) to enter into possession;

(b) to perform or cause to be performed any and all work and labor necessary to complete the Improvements;

(c) to employ security watchmen to protect the Leased Premises; and

(d) to disburse that portion of the loan proceeds not previously disbursed (including any retainage) to the extent necessary to complete construction of the Improvements, and if the completion requires a larger sum than the remaining undisbursed portion of the Loan, to disburse such additional funds, all of which funds so disbursed by Lender shall be deemed to have been disbursed to Borrower under and secured by the Loan Documents. For this purpose, Borrower hereby constitutes and appoints Lender its true and lawful attorney-in-fact to take all actions necessary in connection therewith including but not limited to the following: to use any funds of Borrower including any balance which may be held in escrow and any funds which may remain unadvanced hereunder for the purpose of completing the Improvements and to make such additions and changes and corrections which shall be necessary or desirable to complete the Improvements; to employ such subcontractors, agents, architects and inspectors as shall be required for said purposes; to pay, settle or compromise all existing or future bills and claims which are or may be liens against said Leased Premises, or may be necessary or desirable for the completion of the Improvements to the Leased Premises; to execute all

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applications and certificates in the name of Borrower which may be required by any construction contract and to do any and every act with respect to the construction of the Improvements which Borrower might otherwise do in its own behalf. It is understood and agreed that this power of attorney shall be deemed to be a power coupled with an interest which cannot be revoked by death or otherwise. Said attorney-in- fact shall also have power to prosecute and defend all actions or proceedings in connection with the construction of the Improvements and to take such action and require such performance as it deems necessary. In accordance therewith Borrower hereby assigns to Lender all sums to be advanced hereunder including retainage and any sums in escrow, conditioned upon the use of said sums, if any, for the completion of the Improvements.

ARTICLE VI

GENERAL CONDITIONS

The following conditions shall be applicable throughout the term of this Agreement:

1.   Rights of Third Parties. All conditions of the obligations of Lender hereunder, including the obligation to make advances, are imposed solely and exclusively for the benefit of Lender and its successors and assigns and no other person shall have standing to require satisfaction of such conditions in accordance with their terms or be entitled to assume that Lender will refuse to make advances in the absence of strict compliance with any or all thereof and no other person shall, under any circumstances, be deemed to be a beneficiary of such conditions, any and all of which may be freely waived in whole or in part by the Lender at any time if in its sole discretion it deems it desirable to do so. In particular, Lender makes no representations and assumes no obligations as to third parties concerning the quality of the construction by Borrower of the Improvements or the absence therefrom of defects. In this connection, Borrower agrees to and shall indemnify Lender from any liabilities, claims or losses resulting from the Leased Premises whether related to the quality of construction or otherwise and whether arising during or after the term of the Loan made by Lender to Borrower in connection herewith. This provision shall survive the repayment of said Loan and shall continue in full force and effect so long as the possibility of such liabilities, claims or losses exists.

2.   Evidence of Reasonable Satisfaction of Conditions. Any condition of this Agreement which requires the submission of evidence of the existence or nonexistence of a specified fact or facts implies as a condition the existence or nonexistence, as the case may be, of such fact or facts, and Lender shall, at all times, be free independently to establish to its reasonable satisfaction and in its reasonable absolute discretion such existence or nonexistence.

3.   Assignment By Borrower. Borrower may not assign this Agreement or any of its rights or obligations hereunder without the prior written consent of Lender.

4.   Assignment by Lender. Lender may assign this Agreement, the other documents executed with respect to the Loan to any other person, firm or corporation. In the event of such assignment, it shall be deemed to be in compliance by Lender with this Agreement and to have been made pursuant to this Agreement.

5.   Inspections. The inspections and the workmanship and materials used therein impose no responsibility or liability of any nature whatsoever on Lender, Lender's sole obligation hereunder being to make the advances if and to the extent required by this Agreement.

6.   Inspection Fee. The inspection fee will be One Thousand and No/100 Dollars ($1,000.00) per inspection. Borrower will be billed for each additional inspection and payment will be required within fourteen (14) days.

7.   Facility Fee. The origination fee for this loan will be Seventy-Five Thousand and No/100 Dollars ($75,000.00). Twenty-Five Thousand and No/100 Dollars ($25,000.00) is due from Borrower at closing and the remaining Fifty Thousand and No/100 Dollars ($50,000.00) will be taken from the loan proceeds. The Borrower will be required to deposit Twenty-Five Thousand and No/100 Dollars ($25,000.00) into their construction checking account at Nantahala Bank within thirty (30) days of closing to be used to pay invoices for the Improvements. The Borrower will be required to deposit an additional Twenty-Five Thousand and No/100 Dollars ($25,000.00) into their construction checking account at Nantahala Bank within sixty (60) days of closing to be used to pay invoices for the Improvements.

8.   Relationship. It is hereby acknowledged by Lender and Borrower that the relationship between them created hereby and by the other Loan Documents is that of creditor and debtor and is not intended to be and shall not in any way be construed to be that of a partnership, a joint venture or that of principal and agent; and it is hereby further acknowledged that any control of or supervision over the construction of the Improvements by Lender or disbursement of any Loan proceeds to any one other than Borrower shall not be deemed to make Lender a partner, joint venturer or principal or agent of Borrower, but rather shall be deemed to be solely for the purpose of protecting Lender's security for the indebtedness evidenced by the promissory note and other indebtedness of Borrower to Lender.

9.   Successors and Assigns Included in Parties. Whenever in this Agreement one of the Parties hereto is named or referred to, the heirs, executors, legal representatives, successors and assigns of such party shall be included and all covenants and agreements contained in this Agreement by or on behalf of the Borrower or by or on behalf of the Lender shall bind and inure to the benefit of their respective heirs, executors, legal representatives, successors and assigns, whether so expressed or not.

10.   Headings. The headings of the sections, paragraphs and subdivisions of this Agreement are for the convenience of reference only, are not to be considered a part hereof and shall not limit or otherwise affect any of the terms hereof.

11.   Invalid Provisions to Affect No Others. If fulfillment of any provision hereof or any transaction related hereto at the time performance of such provisions shall be due, shall involve transcending the limit of validity prescribed by law, then ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity; and if any clause or provision herein contained operates or would prospectively operate to invalidate this Agreement in whole or in part, then such clause or provision only shall be held for naught, as though not herein contained, and the remainder of this Agreement shall remain operative and in full force and effect.

12.   <u>Number and Gender</u>. Whenever the singular or plural number, masculine or feminine or neuter gender is used herein, it shall equally include the other.

13.   <u>Amendments</u>. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by instrument in writing signed by the party against whom enforcement of the change, waiver, discharge or termination is sought.

14.   <u>Governing Law</u>. This Agreement shall be governed by and construed according to the laws of the State of NORTH CAROLINA.

15.   <u>Notices</u>. Any and all notices, elections or demands permitted or required to be given under this Agreement shall be in writing, signed by or on behalf of the party giving such notice, election or demand, and shall be deemed to have been properly given and shall be effective upon being personally delivered, or upon being deposited in the United States mail, postage prepaid, certified with return receipt required, and shall be deemed to have been received on the earlier of the date shown on the receipt or three (3) business days after the postmarked date thereof, or upon being deposited with an overnight delivery service requiring proof of delivery, to the other party at the address of such other party set forth below or such other address within the continental United States as such other party may designate by notice specifically designated as a notice of change of address and given in accordance herewith; provided, however, that the time period in which a response to any such notice, election, demand or request must be given shall commence on the date of receipt thereof; and provided further that no notice of change of address shall be effective until the date of receipt thereof. Personal delivery to a partner or any officer, partnership, agent or employee of such party at said address shall constitute receipt. Rejection or other refusal to accept or inability to deliver because of changed address of which no notice has been given shall also constitute receipt. Any such notice, election, demand, request or response shall be addressed as follows:

If given to Lender, shall be addressed as follows:

> NANTAHALA BANK & TRUST CO
> 86 HiwasseeStreet
> Murphy, North Carolina 28906
> Attn: Bryan Lunsford

with a copy to:

> MCKEEVER & SMITH
> P.O. Box 491
> 1680 Pleasant Valley Road
> Murphy, North Carolina 28906
> Attn: William H. McKeever and
> Noland W. Smith

with a copy to:

DAVIS, PICKREN & SEYDEL
2300 Marquis Two Tower
285 Peachtree Center Avenue, N.E.
Atlanta, Georgia 30303
Attn: William Terry Pickren

and, if given to Borrower, shall be addressed as follows:

MARTINS CREEK SOLAR NC, LLC
327 Hillsborough Street
Raleigh, North Carolina 27603
Attn: David W. Fann

16.   Time. Time is of the essence in this Agreement.

17.   Controlling Document. Upon the final payment being disbursed pursuant to the Agreement, this Agreement shall then be superseded and controlled by the Loan Agreement dated of even date herein. In the event of a conflict between this Agreement and the Loan Agreement, the Loan Agreement shall control.

18.   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and affixed their seals, the date first above written.

BORROWER:

MARTINS CREEK SOLAR NC, LLC
A North Carolina Limited Liability Company

BY: _____

_____
Witness

DAVID W. FANN

TITLE: Managing Member



_____
Witness

LENDER:

NANTAHALA BANK & TRUST CO

BY: _____
BRYAN LUNSFORD

TITLE: City Executive

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